Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276853

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated February 15, 2024)

ONDAS HOLDINGS INC.

10,200,000 Shares of Common Stock underlying Warrants

This prospectus supplement supplements the prospectus dated February 15, 2024, relating to the offer and resale by the selling stockholders identified in this prospectus supplement of up to an aggregate of 10,200,000 shares of Ondas Holdings Inc. (the “Company”) common stock (“Common Stock”), underlying outstanding Warrants at an exercise price of $0.89 per share issued to the selling stockholders.

This prospectus supplement is solely being filed to update the Selling Stockholders table to reflect transfers, including gifts, of the Warrants.

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Our Common Stock is traded on the NASDAQ Capital Market (the “Nasdaq”), under the symbol “ONDS.” As of February 13, 2025, the last reported sale price of our Common Stock on the Nasdaq was $1.92.

This investment involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus and any similar section contained in the documents that are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 14, 2025.

The following information is provided to update the Selling Stockholder table in the prospectus to reflect the transfers, including gifts, of the Warrants.

SELLING STOCKHOLDERS

The following table provides information about the selling stockholders, listing how many shares of our Common Stock the selling stockholders own on the date of this prospectus supplement, how many shares may be offered by this prospectus supplement and the prospectus, and the number and percentage of outstanding shares the selling stockholders will own after the offering, assuming all shares covered by this prospectus supplement and the prospectus are sold. The information concerning beneficial ownership has been provided by the selling stockholders. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus supplement and the prospectus. Because the selling stockholders may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot accurately report the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus supplement and the prospectus will be sold by the selling stockholders.

 As of February 12, 2025, 832,659 shares of Common Stock have been issued in connection with the exercise of the Warrants. The number of shares outstanding, and the percentage of beneficial ownership, post-offering are based on 113,632,146 shares of Common Stock issued and outstanding as of the conclusion of the offering, calculated on the basis of (i) 104,264,805 shares of Common Stock issued and outstanding as of February 12, 2025 prior to the offering, which includes 832,659 shares that have been issued pursuant to the exercise of the Warrants, and (ii) assuming the exercise and sale by the selling stockholders of the remaining 9,367,341 shares of Common Stock underlying the Warrants. For the purposes of the following table, the number of shares of Common Stock beneficially owned has been determined in accordance with Rule 13d-3 under the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the selling stockholders have sole or shared voting power or investment power and also any shares which each selling shareholder, respectively, has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other rights.

Selling Stockholder	Shares of Common Stock Owned Before the Offering(1)	Shares of Common Stock to be Offered for the Selling Stockholder’s Account(2)	Shares of Common Stock Owned by the Selling Stockholder after the Offering	Percent of Common Stock to be Owned by the Selling Stockholder after the Offering
Stage 1 Growth Fund, LLC Series WAVE	-	5,941,667	-	-
Lyles United, LLC	-	1,218,333	-	-
Loop 289, Ltd.	-	1,190,000	-	-
The Popolo Family Fund of the Catholic Foundation	-	1,000,000	-	-
4Kids Management LLC	-	510,000	-	-
Inspira Financial Trust, LLC Custodian FBO Philip Rehkemper Roth/IRA xxxxV3660	-	170,000	-	-
JJ Teller	-	68,000	-	-
RPR Nevada LLC	-	68,000	-	-
Charles Ramat	-	34,000	-	-

(1)	This column does not include shares of Common Stock issuable upon exercise of the Warrants.
(2)	This column includes shares of Common Stock issuable upon exercise of the Warrants.